UNITED STATES
         		SECURITIES AND EXCHANGE COMMISSION
               			Washington, D.C.  20549


                 		SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                             (Amendment No. 0)*


                     	          Pearson Plc
                  ---------------------------------------------
                                (Name of Issuer)


                 	     Class A Common Stock
                -------------------------------------------------
                         (Title of Class of Securities)


                             	   705015105
                ----------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2020+
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+See Item 4




------------------------------------------------------------------------------
CUSIP No.  705015105			SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Lindsell Train Limited

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          England and Wales
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                85,923,747*
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        85,923,747*
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          85,923,747*
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           11.407%*
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
           IA
------------------------------------------------------------------------------
 *See Attachment A

------------------------------------------------------------------------------
CUSIP No.  705015105		SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Mr. Michael James Lindsell

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          England and Wales
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                85,923,747*
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        85,923,747*
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          85,923,747*
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           11.407%*
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
           IN,HC
------------------------------------------------------------------------------

*See Attachment A
----------------------------------------------------------------------------
CUSIP No.  705015105				SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Mr. Nicholas John Train

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          England and Wales
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                85,923,747*
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        85,923,747*
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          85,923,747*
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           11.407%*
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
           IN,HC
------------------------------------------------------------------------------
 *See Attachment A

------------------------------------------------------------------------------




CUSIP NO.  705015105            SCHEDULE 13G


Item 1(a).      Name of Issuer:
		Pearson Plc.



Item 1(b).      Address of Issuer's Principal Executive Offices:
                80 Strand
		London WC2R 0RL
		England



Item 2(a).      Name of Persons Filing:

This Schedule 13G is being jointly filed by Lindsell Train Limited ("the Manager"),a corporation organized under the laws of England and Wales, United Kingdom, Mr. Michael James Lindsell and Mr. Nicholas Train with respect to the ownership of shares of Class A Common Stock, par value $0.01 per share of the Issuer ("Class A Common Stock") by several separately managed accounts over which the Manager has investment discretion and/or voting power ("the Managed Accounts"). The Manager and Messrs. Lindsell and Train are collectively referred to in this Schedule 13G as the "Reporting Persons."



Item 2(b).      Address of Principal Business Office or, if None, Residence:


The address of the principal business office of the Manager and Messrs. Lindsell and Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.


Item 2(c).      Citizenship:

The Manager is a corporation organized under the laws of England and Wales, the United Kingdom. Messrs. Lindsell and Train are citizens of the United Kingdom.





Item 2(d).       Title of Class of Securities:
		 Class A Common Stock


Item 2(e).      CUSIP Number:
		705015105



Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [] Insurance Company as defined in Section 3(a)(19) of the Act.

(d) [] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [] A non-U.S. institution in accordance with Section
	240.13d-1(b)(1)(ii)(J);

(k) [] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).


If filing as a non-U.S. institution in accordance with Section
240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4.  Ownership*

A.  Lindsell Train Limited

    (a) Amount Beneficially Owned: 85,923,747*

    (b) Percent of class: 11.407%*

    (c)	Number of shares as to which the person has:

    (i) sole power to vote or direct the vote: 0
   (ii) shared power to vote or direct the vote: 85,923,747*
  (iii) sole power to dispose or to direct the disposition of: 0
   (iv) shared power to dispose or to direct the disposition of:85,923,747*



B.  Michael James Lindsell

    (a) Amount Beneficially Owned: 85,923,747*

    (b) Percent of class: 11.407%*

    (c)	Number of shares as to which the person has:
    (i) sole power to vote or direct the vote: 0
   (ii) shared power to vote or direct the vote: 85,923,747*
  (iii) sole power to dispose or to direct the disposition of: 0
   (iv) shared power to dispose or to direct the disposition of:85,923,747*




B.  Nicholas John Train

    (a) Amount Beneficially Owned: 85,923,747*

    (b) Percent of class: 11.407%*

    (c)	Number of shares as to which the person has:
    (i) sole power to vote or direct the vote: 0
   (ii) shared power to vote or direct the vote: 85,923,747*
  (iii) sole power to dispose or to direct the disposition of: 0
   (iv) shared power to dispose or to direct the disposition of:85,923,747*



     *See Attachment A

+All of the Reporting Persons' transactions in the Issuer's securities have been effected through the London Stock Exchange and the Reporting Persons have submitted major shareholdings notifications with respect to such securities as required by the rules of the Financial Conduct Authority. The Reporting Persons' beneficial ownership of the Issuer's securities first exceeded 5% in 2016. Beginning with this filing, the Reporting
Persons also intend to report their beneficial ownership of the Issuer's securities on Schedule 13G.


Item 5.  Ownership of Five Percent or Less of a Class.

	 Not applicable.



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.


	 The Reporting Persons have the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Class A Common Stock owned by the Client Accounts. The Client Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein. The Lindsell Train Global Equity Fund has such rights with respect to more than five percent of the outstanding shares of Class A Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

	 Not applicable.



Item 8.  Identification and Classification of Members of the Group.

	 Not applicable.



Item 9.  Notice of Dissolution of Group

	 Not applicable.



Item 10. Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the pur-pose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: June 15, 2021


Lindsell Train Limited

By: /s/ Michael C.Y. Lim
    -------------------------------
    Name: Michael C.Y. Lim
    Title: Director


By: /s/ Michael James Lindsell
    -------------------------------
    Name:  Michael James Lindsell



By: /s/ Nicholas John Train
    -------------------------------
    Name:  Nicholas John Train


Exhibit I
AGREEMENT

       The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this
Exhibit is attached, and such Schedule 13G is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the informa-tion concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other per-sons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: June 15, 2021


Lindsell Train Limited

By: /s/ Michael C.Y. Lim
    -------------------------------
    Name: Michael C.Y. Lim
    Title: Director


By: /s/ Michael James Lindsell
    -------------------------------
    Name:  Michael James Lindsell



By: /s/ Nicholas John Train
    -------------------------------
    Name:  Nicholas John Train



ATTACHMENT A



1.  Items 4(a) and (b) of Schedule 13G

As of December 31, 2020, the Managed Accounts were the legal owners of 85,923,747 shares of Class A Common Stock. Based on there being 753,257,600 shares of Class A Common Stock,the Managed Accounts' holding represents approximately 11.407% of the outstanding Class A Common Stock. One of the Managed Accounts holdings,the Lindsell Train Global Equity Fund represents approximately 5.805% of the outstanding Class A Common Stock.

The Manager serves as investment manager to the Managed Accounts holds invest-ment discretion and/or has voting power over 85,923,747 shares of Class A Common Stock representing 11.407% of the outstanding shares of Class A Common Stock. Accordingly, the Manager may be deemed to be the beneficial owner of 11.407% of outstanding shares of the Class A Common Stock.

Michael Lindsell owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Nicholas Train owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.


Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Common Stock of the Issuer held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.


2.  Item 4(c) of Schedule 13G

As of December 31, 2020, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the dispostion of the 85,923,747 shares, respectively, of Class A Common Stock held by the Managed Accounts

Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Common Stock held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securi-ties.